August 3, 2018
Ms. Amy Geddes
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Kratos Defense & Security Solutions, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
Form 8-K as of May 10, 2018
Filed May 10, 2018
Form 10-Q for the Quarterly Period Ended April 1, 2018
Filed May 10, 2018
File Nos. 001-34460

We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) the response of Kratos Defense & Security Solutions, Inc. (the “Company,” "Kratos" or “we”) to the comments in your letter dated July 24, 2018 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018, the Company’s Form 8-K, filed with the SEC on May 10, 2018, and the Company’s Form 10-Q for the quarterly period ended April 1, 2018, filed with the SEC on May 10, 2018.  For your convenience, we have reproduced your comments in bold below.
Form 8-K filed May 10, 2018
Exhibit 99.1
General, page 1

1. Please revise future earnings releases to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP measure. For example, in the second paragraph you discuss comparative revenues and then discuss comparative adjusted EBITDA and adjusted EBITDA margin without discussing net income and net margin with prominence. Please review your entire furnished document for similar changes. Refer to the guidance in Question 102.10 and 103.02 of the Compliance and Disclosure Interpretations published May 17, 2016.
Response:
In response to the Staff’s comment and the specific guidance and interpretations provided in the Compliance and Disclosure Interpretations (CD&I) referenced above, the Company has prospectively, in our most recent earnings release, moved the discussions of net income and net margin to the same paragraph that comparative adjusted EBITDA and adjusted EBITDA margins are discussed. The Company will make similar presentations and discussions in future earnings releases.
Note Regarding Use of Non-GAAP Financial Measures, page 5
2. We note your disclosure here that discusses the calculation of certain non-GAAP measures, specifically:

•	Adjusted income (loss) per share is computed using income (loss) from continuing operations before income taxes, excluding amortization of intangible assets and capitalized contract and development costs, stock compensation expense, loss on extinguishment of debt, contract design retrofit costs, acquisition and restructuring related items and other, and impairment of goodwill, which includes but is not limited to unused office space expense, excess capacity, investments in unmanned combat systems initiatives, and foreign transaction gains and losses, less the estimated tax cash payments).

•
Adjusted EBITDA excludes, among other things, losses and gains from discontinued operations, restructuring and transaction related items, investments in unmanned combat systems initiatives, stock compensation expense, unused office space expense, impairment of goodwill, loss on extinguishment of debt, foreign transaction gains and losses, and the associated margin rates.

From your descriptions on pages 8 and 9 of the earnings release, it appears some of these adjustments are ongoing cash operating expenses or may change the recognition pattern of a particular expense. Please tell us your basis for excluding contract design retrofit costs, unused office space expense, excess capacity, and investment in unmanned combat systems expense from these non-GAAP measures, in addition to the descriptions included on pages 8 and 9. Refer to the guidance in Questions 100.1 and 100.4 of the Compliance and Disclosure Interpretations issued May 17, 2016.
Response:
We respectfully acknowledge the Staff’s comment. Upon further review, we acknowledge that a few of the descriptions provided on pages 8 and 9 of the earnings release filed with the Company’s Form 8-K on May 10, 2018 were no longer applicable or relevant to the computation of Adjusted EBITDA or Adjusted income (loss) per share for the quarter ended April 1, 2018 or the comparable period ended March 26, 2017, and we should have removed those items from the table providing the “Reconciliation of Net income (loss) to Adjusted EBITDA”. Accordingly, the Company removed the following items in its most recent earnings release for the quarter and six month period ended July 1, 2018 which was filed with the Company’s Form 8-K on August 2, 2018: (i) investment in unmanned combat systems, which has not been applicable since the third quarter of 2016, (ii) contract design retrofit costs, which has not been applicable since the fourth quarter of 2015 and (iii) unused office space expense, which has not been applicable since the fourth quarter of 2015.
In response to the Staff’s question regarding certain of the adjustments and whether they are ongoing cash operating expenses or may change the recognition pattern of a particular expense, we have historically, through the third quarter of 2017, excluded excess capacity and excess overhead costs related to our manufacturing businesses within our Unmanned Systems and Modular Systems divisions. These costs have been incurred primarily due to underutilization of manufacturing facilities and support costs resulting from less than optimal volumes and efficiencies typically resulting from delays in contract awards due to extended continuing resolutions with the Department of Defense budgets. We believe that these adjustments were meaningful to investors to understand the impact of the reduced volumes on operating performance and capacity. We ceased excluding these costs since the third quarter of 2017 due to increases in manufacturing volumes and actions we have taken to reduce overhead costs.
Form 10-Q for the Quarterly Period Ended April 1, 2018
Note 2. Revenue Recognition, page 9

3.	Please revise to disclose impairment losses recognized on any receivables or contract assets arising from contracts with customers. Refer to ASC 606-10-50-4b.
Response:
In response to the Staff’s comment and the specific guidance in ASC 606-10-50-4b, the Company notes that there were no significant impairment losses recognized on any receivables or contract assets arising from contracts with customers for the quarterly period ended April 1, 2018. The Company has prospectively, in our 10-Q for the quarterly period ended July 1, 2018, filed with the SEC on August 2, 2018, added the following disclosure, “There were no significant impairment losses related to any receivables or contract assets arising from the Company’s contracts with customers during the six months ended July 1, 2018.” This disclosure was added to footnote 2 under the heading “Contract Assets and Liabilities”. The Company will include similar disclosures or disclose any impairment losses related to these assets in future quarterly and annual reports issued pursuant to Section 13(d) or 15(d) of the Securities Exchange Act of 1934.
If you have any further questions, please feel free to contact me at (858) 812-7321.
Sincerely,
Deanna H. Lund
Executive Vice President and Chief Financial Officer

Cc: Kratos VP and General Counsel - Marie Mendoza

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